Lantis Laser Inc.
11 Stonebridge Court
Denville, New Jersey 07834
(203) 300-7622

October 8, 2008

VIA EDGAR CORRESPONDENCE
Mr. Russell Mancuso
Branch Chief
Securities and Exchange Commission
100 F Street, NE, Mail Stop 6010
Washington, DC 20549

Re:	Lantis Laser Inc.
Amendment No. 5 to Registration Statement on Form SB-2 on Form S-1/A

Filed October 8, 2008
File No. 333-146331

Dear Mr. Mancuso:

We are in receipt of your comment letter dated September 30, 2008. We have addressed your comments by reproducing below each comment and providing our response immediately thereafter.

Currently there is a limited active trading market, page 10

1.
We note your disclosure here and on page F-8 of your previous amendment that you intend to have the price of your common shares quoted on the OTC Bulletin board. However, on page F-8 of your current amendment you disclose intentions relating to a national stock exchange. Please reconcile your disclosure, and tell us whether you satisfy the objective criteria for listing on a stock exchange.

The referenced language has been corrected on pages F-8 and F-33 to reflect that we plan to seek to have our shares quoted on the OTC Bulletin Board, not listed on a national stock exchange.

Our Business, page 13

2.
We note your disclosure in response to prior comment 8; however, your payments and obligations under the joint venture agreement remain unclear. For example, in the fourth paragraph, you refer to a commitment of $91,000 and an advance of $56,000. Is the advance part of the commitment? Is the entire commitment to be repaid per the last sentence of the paragraph? How are these amounts related to the $50,000 down payment and $156,000 mentioned in the next paragraph? Is the $156,000 part of the $500,000 total of further payments to be made so that now you owe only $344,000? Is the $650,000 mentioned in the fourth paragraph to be offset by the $500,000 mentioned in the fifth paragraph as suggested by your disclosure on page F-24? Please clarify.

The disclosure has been revised on page 13 in response to this comment.

3.	Please disclose the duration of the exclusivity arrangement with AXSUN.

The disclosure on page 13 has been revised to explain the material terms of the exclusivity arrangement.

4.	Please tell us why you do not describe in this section the key terms and obligations of the license mentioned in exhibit 10.15.

The license mentioned in exhibit 10.15 is a standard provision of OEM and similar agreements relating to the contract manufacture of products. This license would pertain to intellectual property that is created by AXSUN in the course of its performance under our agreement. As such, to the extent that we would be deemed the legal owner of that intellectual property (as a result of the contractual relationship between us when the process was developed), we have “assigned” it to AXSUN in return for a license. For example, AXSUN could develop a patentable manufacturing process while manufacturing our OCT engine. AXSUN may wish to use this process in projects with other customers, we have agreed that AXSUN is the owner of any such intellectual property.

This is not a material provision of the agreement.

5.
Please tell us about the reasons for and scope of the July 9, 2008 patent mentioned at the bottom of page F-24. Also tell us why the license is not disclosed in this section or filed as an exhibit to your registration statement.

The disclosure on page 18 has been revised to discuss this license.

Sales and Marketing, page 21

6.
We note your disclosure that the OCT System will be sold through existing channels of distribution which are dominated by three companies. Please disclose whether you have entered into distribution arrangements with one or more of the three companies that you reference. If you do not have any agreements, please revise your disclosure to avoid the implication that you have an existing channel of distribution.

The disclosure on page 21 has been revised to reflect that we do not have a distribution agreement.

Total Operating Expenses, page 23

7.	We note your response to prior comment 20. You have not disclosed the nature of the professional and consulting services in the registration statement. We therefore reissue the comment.

The disclosure on pages 23 and 24 has been revised to specify the nature of the professional and consulting services.

Report of Independent Registered Public Accounting Firm, page F-25

8.	Please tell us why your auditors do not make reference to the restatement in fiscal 2007 in their audit report on page F-25.

Our auditors have updated their opinion to account for the correction of an error which led us to restate the consolidated financial statements.

Note 2 - Summary of Significant Accounting Policies

Stock-Based Compensation, page F-37

9.
Please revise to disclose your accounting policy for prepaid expenses and other current assets relating to stock issuances for services. Clearly disclose the period over which these assets are recognized into expense.

We have revised our policy on stock based compensation for the issuance of common stock for future periods which we classified as prepaid expenses.

Debt Issuance Costs, F-39

10.
We refer to your response to comment 28 in our letter dated July 25,2008. We note that your disclosure on page 28 and F-39 still discuss netting your debt issuance costs against convertible notes payable, which is not consistent with your response. Please revise your document for consistency or tell us the reason no changes are necessary.

We have removed the references to the debt issuance costs being netted against our convertible notes payable throughout the document.

11.
As a related matter, we note that you have classified the 2007 balance sheet on page F-27 as "restated" to reflect the debt issuance costs in assets, but not the 2007 balance sheet on page F-2. The 2007 balance sheet on page F-2 also does not have a balance in debt issuance costs. Please revise to apply the changes throughout your filing.

The consolidated balance sheet for the interim consolidated financial statements relating to December 31, 2007 has been adjusted to reflect the changes made in the December 31, 2007 consolidated financial statements.

12.
We also note that you have re-stated the 2007 financial statements but no additional disclosure is provided in your footnotes to explain this change. Please revise your Note 10 - Restatement of Prior Financial Statements to include the changes made in 2007 relating to debt issuance costs, the reason for the charges and the impact it had on the financial statements in accordance with SFAS 154.

Note 10 to the 2007 consolidated financial statements has been amended to reflect the reclassification of the debt issuance costs.

Recent Sales of Unregistered Securities, page II-2

13.
We note the names you cite in your response to prior comment 32. Please tell us about pending litigation with your stockholders and consultants, and provide us your analysis of how you concluded that disclosure of the litigation and the surrounding facts is not required. Your response should avoid conclusory statements and directly address the potential harm cited in the complaints. Also, provide us copies of the complaints.

Please be advised that agreements have been reached to settle all pending litigation. We anticipate that formal settlement agreements will be signed and the litigation dismissed within the next week. The settlement agreements will result in the surrender and cancellation of three million shares previously issued to the two defendants.

14.
We note your disclosure in response to prior comment 33; however, repeated reference to the "size and manner" of a transaction does not satisfy your obligation to disclose the facts relied upon to make an exemption from registration available. Please provide more specific disclosure. Likewise, from your response to prior comment 32, it does not appear that the transactions involved a class of persons as contemplated by Regulation S-K Item 701(b); therefore, your disclosure should more specifically name the purchaser in each transaction.

The disclosure has been revised in response to this comment.

Exhibits

15.
We note your statement in the first bullet point in your response to prior comment 34 that indicates that each private placement agreement authorized the company to place legends on the warrants. Please tell us which provision of which exhibit grants the company that authority in each private placement. For example, it is unclear where exhibit 10.12 grants the authority.

Please be advised that to the extent any explicit contractual provision was needed to place appropriate legends on our securities, we believe that Section 6(l) of exhibit 10.12 and paragraph 3 of Section III of exhibit 10.13 provide that authority.

Notwithstanding the foregoing, we reiterate the following:

•
The subscription agreement governing each private placement contained provisions that, among other things informed investors of the restrictions upon transfer as a result of offering and selling pursuant to an exemption from the registration requirements.

•	None of the warrants have been transferred (although some have been exercised, and the shares of common stock issued upon exercise contained appropriate restrictive legends).

•	The company can (and will) refuse any purported transfer of warrants in violation of the subscription agreement or the Securities Act.

•	The company could require holders of the warrants to return them to the company to have the legends corrected.

For the foregoing reasons, we do not believe that the defect in the restrictive legend placed upon the warrants is fatal to our reliance on any exemption from the registration requirements. Nevertheless, if the Commission believes this deficiency needs to be addressed, we believe that having the holders of the warrants return them to us to have the legends corrected would cure any defect and resolve this issue, and we stand ready to do so.

* * *

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Seyfarth Shaw LLP, at (202) 828-5360. If you cannot reach him, please call me at (203) 300-7622.

Very truly yours,

/s/ Stanley B. Baron
Stanley B. Baron

cc:	Ernest M. Stern, Esq.
Daniel J. MacTough, Esq.